EXHIBIT 12.1

JPMORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges

Nine months ended September 30, (in millions, except ratios)	2012

Excluding interest on deposits
Income before income tax expense	$21,967

Fixed charges:
Interest expense	6,556
One-third of rents, net of income from subleases (a)	416

Total fixed charges	6,972

Add: Equity in undistributed loss of affiliates	111

Income before income tax expense and fixed charges, excluding capitalized interest	$29,050

Fixed charges, as above	$6,972

Ratio of earnings to fixed charges	4.17

Including interest on deposits
Fixed charges, as above	$6,972
Add: Interest on deposits	2,085

Total fixed charges and interest on deposits	$9,057

Income before income tax expense and fixed charges, excluding capitalized interest, as above	$29,050
Add: Interest on deposits	2,085

Total income before income tax expense, fixed charges and interest on deposits	$31,135

Ratio of earnings to fixed charges	3.44

(a)	The proportion deemed representative of the interest factor.